SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 2)(1)

                              Convergys Corporation
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                                (Name of Issuer)

                           Common Stock, No Par Value
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                         (Title of Class of Securities)

                                    212485106
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 15, 2008
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                          (Date of Event which Requires
                            Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 5 Pages)

--------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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CUSIP NO.      212485106         SCHEDULE 13D/A             PAGE 2 OF 5 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            JANA PARTNERS LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                15,278,280
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                      15,278,280
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                15,278,280
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.5%
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                               ----------------------
CUSIP NO.      212485106         SCHEDULE 13D/A             PAGE 3 OF 5 PAGES
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       The Schedule 13D filed on July 25, 2008(the "Schedule 13D), as amended by
Amendment No. 1 filed on August 27, 2008 by JANA Partners LLC, a Delaware limited liability company (the "Reporting Person"), relating to the shares ("Shares") of common stock, no par value, of Convergys Corporation, an Ohio corporation (the "Issuer"), is hereby amended as set forth below by this Amendment No. 2 to the Schedule 13D.

Item 3.       Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

       The 15,278,280 Shares reported herein by the Reporting Person were acquired at an aggregate purchase price of approximately $240.2 million. The Shares beneficially owned by the Reporting Person were acquired with investment funds in accounts under management.

Item 5.       Interest in Securities of the Company.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

       (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 121,824,301 Shares outstanding, which is the total number of Shares outstanding as of June 30, 2008 as reported in the Issuer's Quarterly Report on Form 10-Q filed on August 1, 2008 for the period ended June 30, 2008.

       As of the close of business on September 16, 2008, the Reporting Person may be deemed to beneficially own 15,278,280 Shares constituting approximately 12.5% of the Shares outstanding.

       (b) The Reporting Person has sole voting and dispositive powers over the 15,278,280 Shares, which powers are exercised by the Principals.

       (c) Information concerning transactions in the Shares effected by the Reporting Person since the filing of the original Schedule 13D on July 25, 2008, including trades that were inadvertently omitted in the Amendment No. 1 to the
Schedule 13D filed on August 27, 2008, but which were included in the Form 4's filed on August 8, 15 and 22, is set forth in Appendix A hereto and is incorporated herein by reference. All of the transactions in Shares listed were effected in open market purchases on the New York Stock Exchange through various brokerage entities.



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CUSIP NO.      212485106          SCHEDULE 13D/A            PAGE 4 OF 5 PAGES
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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  September 17, 2008



                                       JANA PARTNERS LLC

                                       By: /s/ Barry Rosenstein
                                       -----------------------------------------
                                       Name: Barry Rosenstein
                                       Title: Managing Partner


                                        By: /s/ Gary Claar
                                       -----------------------------------------
                                       Name: Gary Claar
                                       Title: General Partner






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CUSIP NO.      212485106          SCHEDULE 13D/A            PAGE 5 OF 5 PAGES
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                                   APPENDIX A

                   TRANSACTIONS IN THE SHARES EFFECTED BY THE
         REPORTING PERSONS SINCE THE FILING OF THE ORIGINAL SCHEDULE 13D (UNLESS OTHERWISE STATED, ALL TRANSACTIONS WERE EFFECTED IN THE OPEN MARKET)




         DATE OF TRANSACTION      SHARES PURCHASED (SOLD)         PRICE ($)
         -------------------      -----------------------         ---------
             8/6/2008                   124,141                     12.93

             8/6/2008                   123,102                     13.00

             8/6/2008                   150,000                     13.46

             8/7/2008                    90,900                     13.49

             8/8/2008                    13,997                     13.74

             8/8/2008                     4,364                     13.75

            8/13/2008                    31,800                     14.07

            8/13/2008                    50,000                     14.12

            8/14/2008                   250,000                     14.04

            8/20/2008                    82,451                     14.25

            8/20/2008                    38,945                     14.26

            8/25/2008                   105,000                     14.46

            8/25/2008                   285,000                     14.47

            8/25/2008                    25,000                     14.49

            8/26/2008                    50,078                     14.38

            8/26/2008                    40,000                     14.45

            8/26/2008                    99,922                     14.49

            8/27/2008                     3,000                     14.48

            8/27/2008                    10,600                     14.49

            8/27/2008                    36,441                     14.61

            8/27/2008                   157,148                     14.67

            8/28/2008                     8,900                     14.76

            8/28/2008                     9,148                     14.79

            8/29/2008                     3,700                     14.69

            8/29/2008                    27,600                     14.70

            9/02/2008                    50,842                     15.54

            9/02/2008                   148,589                     15.57

            9/02/2008                    92,061                     15.63

            9/02/2008                   263,400                     15.66

            9/02/2008                        63                     15.67

            9/02/2008                    57,600                     15.68

            9/15/2008                    37,384                     15.53

            9/15/2008                   258,900                     15.54

            9/15/2008                   150,000                     15.55

            9/16/2008                    80,478                     15.47

            9/16/2008                    32,751                     15.48

            9/16/2008                    63,000                     15.54